                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13G
                                (Rule 13d-102)


            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                             (Amendment No._____)*


                          MicroStrategy Incorporated
      ------------------------------------------------------------------
                                (Name of Issuer)

                            Common Stock - Class A
      ------------------------------------------------------------------
                         (Title of Class of Securities)

                                   594972101
                        ------------------------------
                                 (CUSIP Number)

                                 July 13, 2000
             -----------------------------------------------------
             Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[x] Rule 13d-1(c)

[_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                                  --------------------
  Cusip No. 594972101                13G                     Page 2 of 16 Pages
--------------------------                                  --------------------


------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name HFTP Investment L.L.C.
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware limited liability company
            U.S.A
------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER
                                0
     NUMBER OF
      SHARES       -----------------------------------------------------------
   BENEFICIALLY      6.   SHARED VOTING POWER
     OWNED BY             2,000 shares of Series A Convertible Preferred Stock
       EACH               (convertible into 599,065 shares of Class A Common
    REPORTING             Stock)/1//
     PERSON                      -
      WITH         -----------------------------------------------------------
                     7.   SOLE DISPOSITIVE POWER
                                0
                   -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
                          See Row 6 above.
------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      See Row 6 above.
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

      CERTAIN SHARES*                                               [_]

------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Approximately 2.4% as of the date of filing of this statement. (Based on 24,566,078 shares of Class A Common Stock issued and outstanding as of June 17, 2000, plus the shares of Class A Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock referred to in Row 6 above.)
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*
                         OO
------------------------------------------------------------------------------


/1// The Series A Convertible Preferred Stock also accrues dividends at a rate
 -
of 7.0% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, quarterly beginning on the earlier of December 18, 2000 and 10 days after a registration statement for Class A Common Stock issuable upon conversion of the Series A Convertible Preferred Stock is declared effective. See Footnote 2 in Item 4.

-----------------------                                     --------------------
  Cusip No. 594972101              13G                       Page 3 of 16 Pages
-----------------------                                     --------------------


------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Name Promethean Asset Management, L.L.C.
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware limited liability company
            U.S.A.
------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER
     NUMBER OF                  0
      SHARES       -----------------------------------------------------------
   BENEFICIALLY      6.   SHARED VOTING POWER
     OWNED BY             2,000 shares of Series A Convertible Preferred Stock
       EACH               (convertible into 599,065 shares of Class A Common
    REPORTING             Stock)/1//
      PERSON                     -
       WITH        -----------------------------------------------------------
                     7.   SOLE DISPOSITIVE POWER
                                0
                   -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
                          See Row 6 above.
------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      See Row 6 above.
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

      CERTAIN SHARES*                                               [_]
------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Approximately 2.4% as of the date filing of this statement. (Based on 24,566,078 shares of Class A Common Stock issued and outstanding as of June 17, 2000, plus the shares of Class A Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock referred to in Row 6 above.)
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*
                         OO; HC
------------------------------------------------------------------------------



/1// The Series A Convertible Preferred Stock also accrues dividends at a rate
 -
of 7.0% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, quarterly beginning on the earlier of December 18, 2000 and 10 days after a registration statement for Class A Common Stock issuable upon conversion of the Series A Convertible Preferred Stock is declared effective. See Footnote 2 in Item 4.

------------------------                                ------------------------
  Cusip No. 594972101                  13G                Page 4 of 16 Pages
------------------------                                ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name James F. O'Brien, Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      U.S. Citizen
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          2,000 shares of Series A Convertible Preferred Stock
     OWNED BY             (convertible into 599,065 shares of Class A Common
                          Stock)/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
      Approximately 2.4% as of the date of filing of this statement. (Based on 24,566,078 shares of Class A Common Stock issued and outstanding as of June 17, 2000, plus the shares of Class A Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      IN; HC
------------------------------------------------------------------------------


/1/ The Series A Convertible Preferred Stock also accrues dividends at a rate of 7.0% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, quarterly beginning on the earlier of December 18, 2000 and 10 days after a registration statement for Class A Common Stock issuable upon conversion of the Series A Convertible Preferred Stock is declared effective. See Footnote 2 in Item 4.

------------------------                                ------------------------
  Cusip No. 594972101                  13G                Page 5 of 16 Pages
------------------------                                ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name Promethean Investment Group, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      New York limited liability company
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          2,000 shares of Series A Convertible Preferred Stock
     OWNED BY             (convertible into 599,065 shares of Class A Common
                          Stock)/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
      Approximately 2.4% as of the date of filing of this statement. (Based on 24,566,078 shares of Class A Common Stock issued and outstanding as of June 17, 2000, plus the shares of Class A Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      OO; HC
------------------------------------------------------------------------------


/1/ The Series A Convertible Preferred Stock also accrues dividends at a rate of 7.0% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, quarterly beginning on the earlier of December 18, 2000 and 10 days after a registration statement for Class A Common Stock issuable upon conversion of the Series A Convertible Preferred Stock is declared effective. See Footnote 2 in Item 4.

------------------------                                ------------------------
  Cusip No. 594972101                  13G                Page 6 of 16 Pages
------------------------                                ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name HFTP Managers LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      Delaware limited liability company
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          2,000 shares of Series A Convertible Preferred Stock
     OWNED BY             (convertible into 599,065 shares of Class A Common
                          Stock)/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
      Approximately 2.4% as of the date of filing of this statement. (Based on 24,566,078 shares of Class A Common Stock issued and outstanding as of June 17, 2000, plus the shares of Class A Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      OO; HC
------------------------------------------------------------------------------


/1/ The Series A Convertible Preferred Stock also accrues dividends at a rate of 7.0% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, quarterly beginning on the earlier of December 18, 2000 and 10 days after a registration statement for Class A Common Stock issuable upon conversion of the Series A Convertible Preferred Stock is declared effective. See Footnote 2 in Item 4.

------------------------                                ------------------------
  Cusip No. 594972101                  13G                Page 7 of 16 Pages
------------------------                                ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name Heracles Fund
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      Cayman Islands corporation
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          2,000 shares of Series A Convertible Preferred Stock
     OWNED BY             (convertible into 599,065 shares of Class A Common
                          Stock)/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
      Approximately 2.4% as of the date of filing of this statement. (Based on 24,566,078 shares of Class A Common Stock issued and outstanding as of June 17, 2000, plus the shares of Class A Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      CO; HC
------------------------------------------------------------------------------


/1/ The Series A Convertible Preferred Stock also accrues dividends at a rate of 7.0% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, quarterly beginning on the earlier of December 18, 2000 and 10 days after a registration statement for Class A Common Stock issuable upon conversion of the Series A Convertible Preferred Stock is declared effective. See Footnote 2 in Item 4.

------------------------                                ------------------------
  Cusip No. 594972101                  13G                Page 8 of 16 Pages
------------------------                                ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name Promethean Managers LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      Delaware limited liability company
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          2,000 shares of Series A Convertible Preferred Stock
     OWNED BY             (convertible into 599,065 shares of Class A Common
                          Stock)/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
      Approximately 2.4% as of the date of filing of this statement. (Based on 24,566,078 shares of Class A Common Stock issued and outstanding as of June 17, 2000, plus the shares of Class A Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      OO; HC
------------------------------------------------------------------------------


/1/ The Series A Convertible Preferred Stock also accrues dividends at a rate of 7.0% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, quarterly beginning on the earlier of December 18, 2000 and 10 days after a registration statement for Class A Common Stock issuable upon conversion of the Series A Convertible Preferred Stock is declared effective. See Footnote 2 in Item 4.

------------------------                                ------------------------
  Cusip No. 594972101                  13G                Page 9 of 16 Pages
------------------------                                ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name Themis Managers LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      Delaware limited liability company
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          2,000 shares of Series A Convertible Preferred Stock
     OWNED BY             (convertible into 599,065 shares of Class A Common
                          Stock)/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
      Approximately 2.4% as of the date of filing of this statement. (Based on 24,566,078 shares of Class A Common Stock issued and outstanding as of June 17, 2000, plus the shares of Class A Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      OO; HC
------------------------------------------------------------------------------


/1/ The Series A Convertible Preferred Stock also accrues dividends at a rate of 7.0% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, quarterly beginning on the earlier of December 18, 2000 and 10 days after a registration statement for Class A Common Stock issuable upon conversion of the Series A Convertible Preferred Stock is declared effective. See Footnote 2 in Item 4.

------------------------                                ------------------------
  Cusip No. 594972101                  13G                Page 10 of 16 Pages
------------------------                                ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name Themis Partners L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      Delaware limited partnership
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          2,000 shares of Series A Convertible Preferred Stock
     OWNED BY             (convertible into 599,065 shares of Class A Common
                          Stock)/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.
      Approximately 2.4% as of the date of filing of this statement. (Based on 24,566,078 shares of Class A Common Stock issued and outstanding as of June 17, 2000, plus the shares of Class A Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      PN; HC
------------------------------------------------------------------------------


/1/ The Series A Convertible Preferred Stock also accrues dividends at a rate of 7.0% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, quarterly beginning on the earlier of December 18, 2000 and 10 days after a registration statement for Class A Common Stock issuable upon conversion of the Series A Convertible Preferred Stock is declared effective. See Footnote 2 in Item 4.

---------------------                                      ---------------------
 Cusip No. 594972101                13G                     Page 11 of 16 Pages
---------------------                                      ---------------------


Item 1

     (a) Name of Issuer: MicroStrategy Incorporated

     (b) Address of Issuer's Principal Executive Offices:

                         8000 Towers Crescent Drive
                         Vienna, Virginia 22182

Item 2

     (a) Name of Person Filing

     (b) Address of Principal Business Office

     (c) Citizenship

                         HFTP Investment L.L.C.
                         750 Lexington Avenue, 22/nd/ Floor
                         New York, New York 10022
                         Delaware limited liability company

                         Promethean Asset Management, L.L.C.
                         750 Lexington Avenue, 22/nd/ Floor
                         New York, New York 10022
                         Delaware limited liability company

                         James F. O'Brien, Jr.
                         750 Lexington Avenue, 22/nd/ Floor
                         New York, New York 10022
                         U.S. Citizen

                         Promethean Investment Group, L.L.C.
                         750 Lexington Avenue, 22/nd/ Floor
                         New York, New York 10022
                         New York limited liability company

                         HFTP Managers LLC
                         750 Lexington Avenue, 22/nd/ Floor
                         New York, New York 10022
                         Delaware limited liability company

                         Heracles Fund
                         c/o Promethean Asset Management, L.L.C.
                         750 Lexington Avenue, 22/nd/ Floor
                         New York, New York 10022
                         Cayman Island corporation

---------------------                                       --------------------
 Cusip No. 594972101                13G                      Page 12 of 16 Pages
---------------------                                       --------------------


                         Promethean Managers LLC
                         750 Lexington Avenue, 22/nd/ Floor
                         New York, New York 10022
                         Delaware limited liability company

                         Themis Managers LLC
                         750 Lexington Avenue, 22/nd/ Floor
                         New York, New York 10022
                         Delaware limited liability company

                         Themis Partners L.P.
                         750 Lexington Avenue, 22/nd/ Floor
                         New York, New York 10022
                         Delaware limited partnership

(d) Title of Class of Securities:

                         Class A Common Stock, par value $0.001 per share

(e) CUSIP Number:   594972101.


Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

     (a) [_]  Broker or dealer registered under Section 15 of the Exchange Act;

     (b) [_]  Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c) [_]  Insurance company as defined in Section 3(a)(19) of the Exchange
              Act;

     (d) [_] Investment company registered under Section 8 of the Investment Company Act;

     (e) [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

---------------------                                       --------------------
 Cusip No. 594972101                13G                      Page 13 of 16 Pages
---------------------                                       --------------------


     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4. Ownership.

HFTP INVESTMENT L.L.C.
PROMETHEAN ASSET MANAGEMENT, L.L.C.
JAMES F. O'BRIEN, JR.
PROMETHEAN INVESTMENT GROUP, L.L.C.
HFTP MANAGERS LLC
HERACLES FUND
PROMETHEAN MANAGERS LLC
THEMIS MANAGERS LLC
THEMIS PARTNERS L.P.

     (a)  Amount beneficially owned:

2,000 shares of Series A Convertible Preferred Stock (convertible into 599,065 shares of Class A Common Stock)/1//
                                -

     (b)  Percent of Class:

Approximately 2.4% as of the date of filing of this statement. (Based on 24,566,078 shares of Class A Common Stock issued and outstanding as of June 17, 2000, plus the shares of Class A Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock referred to in item (a) above.)


/1//The Series A Convertible Preferred Stock also accrues dividends at a rate of
 -
7.0% per annum, payable in cash or Class A Common Stock, at the discretion of the Issuer, quarterly beginning on the earlier of December 18, 2000 and 10 days after a registration statement for Class A Common Stock issuable upon conversion of the Series A Convertible Preferred Stock is declared effective. See Footnote 2 in Item 4.

---------------------                                       --------------------
 Cusip No. 594972101                13G                      Page 14 of 16 Pages
---------------------                                       --------------------

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:

                       0

          (ii)  shared power to vote or to direct the vote:

                See item (a) above.

          (iii) sole power to dispose or to direct the disposition of:

                       0

          (iv)  shared power to dispose or to direct the disposition of:

                See item (a) above.


/2//The securities reported herein include securities that the Reporting Persons
 -
may acquire in the future through the conversion of 2,000 shares of the Series A Convertible Preferred Stock (the "Preferred Shares"), which may be converted by the Reporting Persons at any time prior to and including June 19, 2002, subject to extension under certain circumstances as described below (the "Maturity Date"), into shares of the Company's Class A Common Stock (the "Common Stock") at the conversion price described below. The number of shares of Common Stock into which the Preferred Shares are convertible as of the date of this Schedule 13G is based on a conversion price of $33.3854. The Preferred Shares were issued on June 19, 2000. At the election of the Company, subject to certain limitations, the Maturity Date may be extended until June 19, 2004 (subject to further extension under certain circumstances).

The Conversion Price for the Preferred Shares (the "Conversion Price") initially is $33.3854 (subject to adjustment to prevent dilution). The Conversion Price is subject to an annual adjustment. If the average of the weighted average price (as reported by Bloomberg) of the Common Stock on the 10 trading days following June 19, 2001, June 19, 2002, June 19, 2003 or June 19, 2004 (each, with respect to each such date, the "Market Price") is less than the Conversion Price in effect immediately prior to such date, then on and after the 11/th/ trading day following each such date the Conversion Price will be equal to the Market Price with respect to such date, subject to further adjustment. As a result, if the weighted average price of the Common Stock fluctuates, the number of shares of Common Stock which holders of the Preferred Shares may be deemed to beneficially own may fluctuate without any action taken by the holders of the Preferred Shares.

---------------------                                       --------------------
 Cusip No. 594972101                13G                      Page 15 of 16 Pages
---------------------                                       --------------------


The Preferred Shares accrue dividends at the rate of 7% per annum from June 19, 2000, payable in cash or Common Stock at the option of the Company (with certain exceptions) quarterly, beginning on the earlier of December 18, 2000 and the date that is 10 days after a registration statement covering the Common Stock issuable upon conversion of the Preferred Shares is declared effective by the Securities and Exchange Commission. If the Company meets the necessary requirements and elects to pay dividends in shares of Common Stock, the conversion price for such dividends would be equal to 95% of the arithmetic average of the weighted average prices of the Common Stock on its principal market during the five (5) consecutive trading days immediately preceding the dividend date. As of the date of this Schedule 13G, the Preferred Shares had accrued dividends of approximately $134,247.

Pursuant to the terms of the Preferred Shares the Company will not be required to issue more than approximately 786,114 shares of Common Stock to the Reporting Persons upon conversion of the Preferred Shares until the earlier of the date the Company receives shareholder approval for issuance of the Common Stock upon the conversion of the Preferred Shares and the date such issuance would not violate the rules of the principal securities market or exchange on which the Common Stock is designated or listed.

Pursuant to the terms of the Preferred Shares, the Reporting Persons cannot be "beneficial owners" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

Item 5  Ownership of Five Percent or Less of a Class.
                    Not Applicable.

Item 6  Ownership of More than Five Percent on Behalf of Another Person:
                    Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                    See Item 2 above.

Item 8  Identification and Classification of Members of the Group:
                    Not Applicable.

Item 9  Notice of Dissolution of Group:
                    Not Applicable.

---------------------                                       --------------------
 Cusip No. 594972101                13G                      Page 16 of 16 Pages
---------------------                                       --------------------


Item 10  Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 24th day of July, 2000

 /s/ James F. O'Brien, Jr.               HERACLES FUND
---------------------------------
James F. O'Brien, Jr.
                                         By: Promethean Investment Group, L.L.C.
HFTP INVESTMENT L.L.C.                   Its:Investment Advisor

By:  Promethean Asset Management, L.L.C.  By: /s/ James F. O'Brien, Jr.
                                             --------------------------------
Its: Investment Manager                  Name: James F. O'Brien, Jr.
                                         Title: Managing Member
By: /s/ James F. O'Brien, Jr.
   ------------------------------
   Name: James F. O'Brien, Jr.           PROMETHEAN MANAGERS LLC
   Title: Managing Member
                                         By: /s/ James F. O'Brien, Jr.
                                            ---------------------------------
PROMETHEAN ASSET                         Name: James F. O'Brien, Jr.
   MANAGEMENT, L.L.C.                    Title: Managing Member

By: /s/ James F. O'Brien, Jr.
   ------------------------------
   Name: James F. O'Brien, Jr.           THEMIS MANAGERS LLC
   Title: Managing Member                By: Promethean Managers LLC
                                         Its:Managing Member
PROMETHEAN INVESTMENT
   GROUP, L.L.C.                         By: /s/ James F. O'Brien, Jr.
                                            ---------------------------------
                                            Name: James F. O'Brien, Jr.
By: /s/ James F. O'Brien, Jr.               Title: Managing Member
   ------------------------------
   Name: James F. O'Brien, Jr.
   Title: Managing Member
                                         THEMIS PARTNERS L.P.
HFTP MANAGERS LLC                        By:  Themis Managers LLC
                                         Its: General Partner
By:  Promethean Asset Management, L.L.C. By:  Promethean Managers LLC
Its: Managing Member                     Its: Managing Member

By: /s/ James F. O'Brien, Jr.            By: /s/ James F. O'Brien, Jr.
   ------------------------------           ---------------------------------
   Name: James F. O'Brien, Jr.              Name: James F. O'Brien, Jr.
   Title: Managing Member                   Title: Managing Member